Henkel

A Brand like a Friend

06012058

RECEIVED
2006 MAR 30 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

March 15, 2006

Henkel signs up to Black Economic Empowerment (BEE) in South Africa

SUPPL

Henkel has BEE investor group participate in its South African business

Henkel has sold shares in its South African business to BEE (Black Economic Empowerment) investor Vuya Investments (Pty) Ltd. Through this action, Henkel is showing support for an official government program – in place since 2004 – geared toward enabling the black population of South Africa to participate more fully in their country's economic activity.

Düsseldorf/Johannesburg – Effective January 1, 2006, Henkel sold 26 percent of the shares in its South African business to the BEE investor group Vuya Investments (Pty) Ltd. Under the heading "Black Economic Empowerment", the South African government has, since 2004, been pursuing the objective of redressing equality issues and encouraging active participation of the once disadvantaged black majority in the economic life of the country.

"The Black Economic Empowerment initiative is important for cementing domestic political stability and creating the kind of conditions required in the long term for social and economic harmony in South Africa," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "It was important to find the right partner, and Vuya fits the bill perfectly. Its shares are both widely spread and largely held by formerly disadvantaged population groupings."

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This early involvement of a BEE partner will serve to strengthen Henkel's standing both in relation to state interests and in the eyes of its customers, as companies satisfying the BEE guidelines officially enjoy the status of preferred supplier.

Henkel is represented in South Africa with well-known brands such as Pritt, Pattex, Loctite or Teroson in the adhesives, sealants and surface technologies sectors, both for consumers and industry (automotive and packaging industry) as well as with Schwarzkopf Professional in the hair salon business. Approximately 300 employees work at the Johannesburg production site and sales offices in Cape Town, Port Elizabeth, Durban and East London.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group, a Fortune Global 500 company, operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2005, the Henkel Group generated sales of 11,974 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in approximately 125 countries around the world trust in brands and technologies from Henkel.

Contact:
Ernst Primosch
Tel.: +49 211 797 – 3533
Fax: +49 211 798 – 9208
press@henkel.com
http://presse.henkel.de

Lars Witteck
Tel.: +49 211 797 – 2606
Fax: +49 211 798 – 9208